EXHIBIT 99.1

mCloud Announces Launch of Public Offering of 9.0% Series A Cumulative Perpetual Preferred Shares and Warrants

SAN FRANCISCO, Dec. 22, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD) ("mCloud" or the "Company"), a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced the commencement of its public offering of up to $25,000,000 9.0% Series A Cumulative Perpetual Preferred Shares, with a liquidation preference of $25.00 per share (the "Series A Preferred Shares"), and up to 25,000,000 warrants to purchase one common share.

Each Series A Preferred Share is being sold together with 25 warrants at a combined price to the public of $25.00. Each Series A Preferred Share is convertible following the issuance date into 25 common shares. The warrants are exercisable on the date of issuance and expire on November 29, 2026, at an exercise price per common share equal to $4.75. The Series A Preferred Shares and warrants can only be purchased together in this offering but the Series A Preferred Shares and warrants are immediately separable and will be issued separately.

Currently, no market exists for the Series A Preferred Shares. The Series A Preferred Shares are expected to be approved for listing on The Nasdaq Capital Market under the symbol "MCLDP". The warrants are identical to, and will be listed on The Nasdaq Capital Market along with, the warrants issued by mCloud in November 2021 that are currently listed on The Nasdaq Capital Market under the symbol "MCLDW."

mCloud currently intends to use the net proceeds from the offering for working capital and general corporate purposes, including paying off convertible debenture debt in the amount of CAD$23,955,241.

American Trust Investment Services, Inc. is acting as the lead placement agent for the offering on a best efforts basis.

This offering is being made pursuant to the registration statement on Form F-1 (No. 333-264859) that the Company previously filed with the Securities and Exchange Commission (the "SEC"), which became effective on December 22, 2022. The offering will be made only by means of the written prospectus that forms a part of the registration statement. The preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC's website located at http://www.sec.gov. Copies of the preliminary prospectus may also be obtained by contacting American Trust Investment Services, Inc., 230 W. Monroe St., Suite 300, Chicago, IL 60606, or by telephone at (312) 382-7000. A final prospectus describing the final terms of the offering will be filed with the SEC and, when available, may be obtained by accessing the SEC's website or by contacting American Trust Investment Services, Inc. at the phone number listed in the previous sentence.

None of the securities will be offered for sale or sold in Canada. The offering is subject to the satisfaction of certain customary closing conditions, including the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include statements regarding the anticipated closing of the offering, the Company's intended use of the net proceeds from the offering and the Company's anticipated listing of its Series A Preferred Shares on The Nasdaq Capital Market.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 19:18e 22-DEC-22